1(212) 318-6906
MichaelZuppone@paulhastings.com

October 5, 2023

Taylor Beech
Dietrich King

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Lazydays Holdings, Inc.
Registration Statement on Form S-1
Submitted September 12, 2023
File No. 333-274489

Dear Taylor Beech and Dietrich King:

On behalf of Lazydays Holdings, Inc., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 20, 2023, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2023 (the “Registration statement”).  For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response.  Concurrently with the transmission of this letter, we are filing the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-1

Exhibits

1.
We note your disclosure on page 32 that "a U.S. Holder’s receipt of Rights pursuant to the Rights Offering should not be treated as a taxable distribution with respect to such holder’s Series A Preferred Stock or Warrants, as applicable, for U.S. federal income tax purposes." Please revise to include a tax opinion as Exhibit 8.1, as it appears the transaction would be tax-free to Series A Preferred Stock and Warrant holders, and, therefore, material to investors. Refer to Section III.A.2. of Staff Legal Bulletin No. 19. Alternatively, tell us why you believe an opinion is not required.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to include the Tax Opinion as Exhibit 8.1 to the Amended Registration Statement.

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If you have any questions regarding this submission, please contact Michael Zuppone at 212-318-6906 or Gil Savir at 770-878-2696.

Thank you for your time and attention.

Sincerely,

/s/ Michael Zuppone
Michael Zuppone
of PAUL HASTINGS LLP